messageBgone, Inc.

2360 Corporate Circle, Suite 400

Henderson, Nevada 89074-7739

April 8, 2016

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Jeff Kauten, Attorney-Advisor

Re:	Request for Acceleration of Effective Date messageBgone, Inc. Commission File No. 333-208024

Dear Mr. Kauten:

messageBgone, Inc. ("the Company") hereby requests the acceleration of the effective date of its Registration Statement filed on Form S-1 on November 16, 2015 with Amendments filed thereto on November 19, 2015; December 29, 2015; January 29, 2016; March 1, 2016 and April 8, 2015. The Company requests the Commission to deem the Registration Statement effective by 12:00 P.M. EST on April 12, 2016 or as soon thereafter as practical.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert that staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that any further correspondence regarding the Registration Statement, as amended, or the Company's filings generally should be directed to the attention or Mr. Wilaiphan. Thank you for your assistance with this matter.

Sincerely,

/s/ Arraya Wilaiphan
Arraya Wilaiphan
President and Director
Principal Executive Officer
Principal Financial Officer
Principal Accounting Officer